UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein are the following exhibits:

Exhibit 1.1: Underwriting Agreement, dated February 10, 2015, between the registrant and Wells Fargo Securities, LLC as representative of the several Underwriters.

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibit 5.1).

Exhibit 99.1: "RedHill Biopharma Announces Closing of Public Offering of its American Depository Shares".

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333-193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: February 13, 2015	By: /s/ Dror Ben-Asher
Dror Ben-Asher Chief Executive Officer